July 27, 2012

Mr. John Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Nolan:

I am writing in response to your letter dated July 20, 2012. Your comment was directed toward the Form 10Q for the quarterly period ended March 31, 2012. In particular, you addressed the disclosure relating to troubled debt restructurings. We did not have any items to report for the first quarter and inadvertently failed to make note of that fact. We do have troubled debt restructurings to report for June 30, 2012 and have included such in our report which will be filed by August 14, 2012.

Management acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this response includes all information that you require. If you have any further questions, please contact me.

Sincerely,

/s/ Maureen H. Beilman

Maureen H. Beilman

Chief Financial Officer